Condensed Consolidated Interim Financial Statements

Points International Ltd.
March 31, 2018

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Points International Ltd.
Condensed Consolidated Interim Statements of Financial Position

Expressed in thousands of United States dollars
(Unaudited)

As at		March 31,	December 31,
		2018	2017
ASSETS	Note
Current assets
Cash and cash equivalents		$70,776	$63,514
Restricted cash		500	500
Funds receivable from payment processors		6,557	15,229
Accounts receivable		7,261	7,741
Prepaid expenses and other assets	10	2,292	2,420
Total current assets		$87,386	$89,404

Non-current assets
Property and equipment		2,221	2,128
Intangible assets		14,917	15,265
Goodwill		7,130	7,130
Deferred tax assets		2,909	2,557
Other assets		2,650	2,661
Total non-current assets		$29,827	$29,741
Total assets		$117,213	$119,145

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$7,805	$7,998
Income taxes payable		608	695
Payable to loyalty program partners		65,345	65,567
Current portion of other liabilities	10	1,488	1,400
Total current liabilities		$75,246	$75,660

Non-current liabilities
Other liabilities		478	538
Total non-current liabilities		$478	$538

Total liabilities		$75,724	$76,198

SHAREHOLDERS’ EQUITY
Share capital		$53,813	56,394
Contributed surplus		9,955	10,647
Accumulated other comprehensive income (loss)		(69)	374
Accumulated deficit		(22,210)	(24,468)
Total shareholders’ equity		$41,489	$42,947
Total liabilities and shareholders’ equity		$117,213	$119,145
Guarantees and commitments	8
Credit facilities	11

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

For the three months ended March 31,		2018	2017
			(restated –
			Note 3(a))
	Note
REVENUE
Principal		$83,307	$79,793
Other partner revenue		5,803	3,322
Total Revenue	4	$89,110	$83,115

EXPENSES
Direct cost of principal revenue		75,594	72,056
Employment costs		6,714	5,881
Marketing and communications		403	525
Technology services		495	432
Depreciation and amortization		866	990
Foreign exchange gain		(158)	(6)
Operating expenses		2,153	2,011
Total Expenses		$86,067	$81,889

Finance Income		77	17

INCOME BEFORE INCOME TAXES		$3,120	$1,243

Income tax expense		862	391
NET INCOME		$2,258	$852

OTHER COMPREHENSIVE INCOME
Items that will subsequently be reclassified to profit or loss:
Unrealized gain (loss) on foreign exchange derivatives designated as cash flow hedges		(430)	150
Income tax effect		113	(40)

Reclassification to net income of gain on foreign exchange derivatives designated as cash flow hedges		(171)	(70)
Income tax effect		45	18
Other comprehensive income for the period, net of income tax		$(443)	$58

TOTAL COMPREHENSIVE INCOME		$1,815	$910

EARNINGS PER SHARE
Basic earnings per share	6	$0.16	$0.06
Diluted earnings per share	6	$0.16	$0.06

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

			Attributable to equity holders of the Company
Expressed in thousands of United States dollars except number of shares					Accumulated
(Unaudited)					other	Accumulated	Total
		Share Capital		Contributed	comprehensive	deficit	shareholders’
		Number of Shares	Amount	Surplus	income (loss)		equity

Balance at December 31, 2017		14,561,450	$56,394	$10,647	$374	$(24,468)	$42,947
Net income		-	-	-	-	2,258	2,258
Other comprehensive income, net of tax		-	-	-	(443)	-	(443)
Total comprehensive income		-	-	-	(443)	2,258	1,815
Effect of share option compensation plan	7	-	-	33	-	-	33
Effect of RSU compensation plan	7	-	-	942	-	-	942
Share issuances – RSUs		-	722	(722)	-	-	-
Share capital held in trust	7	-	(2,804)	-	-	-	(2,804)
Shares repurchased	5	(133,463)	(499)	(945)	-	-	(1,444)
Balance at March 31, 2018		14,427,987	$53,813	$9,955	$(69)	$(22,210)	$41,489

Balance at December 31, 2016		14,878,674	$58,412	$9,881	$(127)	$(27,848)	$40,318
Net income		-	-	-	-	852	852
Other comprehensive income, net of tax		-	-	-	58	-	58
Total comprehensive income		-	-	-	58	852	910
Effect of share option compensation plan	7	-	-	107	-	-	107
Effect of RSU compensation plan	7	-	-	566	-	-	566
Share issuances – RSUs		-	210	(210)	-	-	-
Shares repurchased	5	(9,300)	(36)	(34)	-	-	(70)
Balance at March 31, 2017		14,869,374	$58,586	$10,310	$(69)	$(26,996)	$41,831

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows
Expressed in thousands of United States dollars
(Unaudited)

For the three months ended March 31,		2018	2017

	Note
Cash flows from operating activities
Net income for the period		$2,258	$852
Adjustments for:
Depreciation of property and equipment		221	200
Amortization of intangible assets		645	790
Unrealized foreign exchange loss		420	169
Equity-settled share-based payment expense	7	975	673
Deferred income tax recovery		(194)	(164)
Unrealized net gain (loss) on derivative contracts designated as cash flow hedges		(601)	80
Changes in non-cash balances related to operations	9	8,817	(5,656)
Net cash provided by (used in) operating activities		$12,541	$(3,056)

Cash flows from investing activities
Acquisition of property and equipment		(314)	(303)
Additions to intangible assets		(297)	(260)
Net cash used in investing activities		$(611)	$(563)

Cash flows from financing activities
Shares repurchased	5	(1,444)	(70)
Purchases of share capital held in trust	7	(2,804)	-
Net cash used in financing activities		$(4,248)	$(70)

Effect of exchange rate fluctuations on cash		(420)	(169)

Net increase (decrease) in cash and cash equivalents		$7,262	$(3,858)
Cash and cash equivalents at beginning of the period		63,514	46,492
Cash and cash equivalents at end of the period		$70,776	$42,634

Interest Received		$60	$23
Taxes Paid		$(1,127)	$(1,773)

Amounts received for interest and taxes paid were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

1. REPORTING ENTITY

Points International Ltd. (the “Corporation”) is a company domiciled in Canada. The address of the Corporation’s registered office is 111 Richmond Street West, Suite 700, Toronto, Ontario, Canada, M5H 2G5. The condensed consolidated interim financial statements of the Corporation as at and for the three months ended March 31, 2018 comprise the financial results of the Corporation and its wholly-owned subsidiaries, Points International (US) Ltd., Points International (UK) Ltd., Points.com Inc., Points Development (US) Ltd. and Points Travel Inc. The Corporation’s shares are publicly traded on the Toronto Stock Exchange (“TSX”) as PTS and on the NASDAQ Capital Market (“NASDAQ”) as PCOM.

The Corporation operates in three reportable segments (see note 4 below):

Segment	Principal Activities
Loyalty Currency Retailing	Loyalty currency retailing operations for the Corporation’s loyalty partners’ retail consumers.
Platform Partners	A portfolio of technology solutions that enables the broad distribution of loyalty currencies across loyalty partner programs and platforms.
Points Travel	White-label travel booking solution for the loyalty industry that allows retail consumers to earn and/or use their loyalty currency while making certain online hotel and car bookings.

The Corporation’s operations are not subject to significant seasonal fluctuations.

The consolidated financial statements of the Corporation as at and for the year ended December 31, 2017 are available at www.sedar.com or www.sec.gov.

2. BASIS OF PREPARATION

The condensed consolidated interim financial statements for the three months ended March 31, 2018 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

The notes presented in these first quarter 2018 condensed consolidated interim financial statements include only significant changes and transactions occurring since December 31, 2017, and are not fully inclusive of all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements. These condensed consolidated interim financial statements should be read in conjunction with the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2017. All amounts are expressed in thousands of United States dollars, except per share amounts, or as otherwise indicated.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 10, 2018.

3. SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the condensed consolidated interim financial statements follow the same accounting policies and methods of application as those disclosed in the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2017.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

(a) New standards adopted

Effective January 1, 2018, the Corporation adopted the following standards issued by the IASB.

•	IFRS 15, Revenue from Contracts with Customers (“IFRS 15”);

Effective January 1, 2018, the Corporation adopted the new standard and its amendments using the full retrospective transition method. As a result, all comparative information in these financial statements has been restated. The accounting policies set out in note 3(b) have been applied in preparing the condensed consolidated interim financial statements as at and for the three months ended March 31, 2018, and the comparative information presented in these condensed consolidated interim financial statements as at and for the three months ended March 31, 2017.

The application of IFRS 15 did not result in adjustments to the statement of financial position at January 1, 2017 or December 31, 2017, nor did it impact cash flow totals from operating, investing or financing activities. Certain adjustments were identified with respect to the classification and presentation of revenue and expenses which are summarized below:

•

Certain revenues previously classified as net are recognized as gross under IFRS 15. In determining whether the Corporation acts as a principal or an agent for each respective product and business line, the Corporation identified the specified good or service in the contract and then evaluated whether the Corporation controls that good or service before it is transferred to the customer. Factors considered in making the determination include whether the Corporation is primarily responsible for fulfilling the promise to provide the specified good or service, has inventory risk and/or has discretion in establishing the prices for the specified goods and services provided. Through this analysis, Management has concluded that:

o

The Corporation acts as principal for certain buy/gift transactions relating to loyalty partners where it was determined that the Corporation obtains control of the loyalty currency. The Corporation also acts as a principal in the delivery of certain services, including transfer, reinstate, hosting and website development services provided to loyalty partners.

o

The Corporation acts as an agent for certain buy/gift transactions relating to loyalty partners where it was determined that the Corporation does not obtain control of the underlying loyalty currency. In addition, the Corporation acts as an agent for all of the Platform Partners offerings along with the Points travel products.

•

Under IFRS 15, the Corporation reclassified Interest Revenue earned on funds held as part of the sales process that does not represent revenue from contracts with customers to a separate line item called Finance Income. This amount will remain a part of the Corporation’s Adjusted EBITDA calculation (see note 4).

•

Under IFRS 15, the Corporation has reclassified losses arising on certain Points Travel promotional offers, from marketing expenses to revenue. The reclassified amount represents the transaction price that the Corporation is entitled to in exchange for the services provided. There was no impact of this adjustment during the three months ended March 31, 2017.

Please refer to note 3(b) for the Corporation’s revised revenue recognition policy.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

Reconciliation of condensed consolidated statement of comprehensive income for the three months ended March 31, 2017

	As	Loyalty	Points	Interest	Restated
	originally	Currency	Travel	Reclassification
	presented	Retailing
REVENUE
Principal	$79,488	305	-	-	$79,793
Other partner revenue	3,353	(31)	-	-	3,322
Interest	17	-	-	(17)	-
Total Revenue	$82,858	274	-	(17)	$83,115

EXPENSES
Direct cost of revenue	71,782	274	-	-	72,056
Marketing and communications	525	-	-	-	525
Total Expenses	$81,615	274	-	-	$81,889

Finance income	-	-	-	17	17
Income before Income Taxes	$1,243	-	-	-	$1,243

NET INCOME	$852	-	-	-	$852

•	IFRS 9, Financial Instruments (“IFRS 9”)

IFRS 9 supersedes IAS 39 Financial Instruments Recognition and Measurement. The standard set out revised guidance for classifying and measuring financial instruments, introduced a new expected credit loss model for calculating impairment of financial assets and includes new guidance for the application of hedge accounting. The standard also requires that when a financial liability measured at amortized cost is modified or exchanged, and such modification or exchange does not result in derecognition, that the adjustment to the amortized cost of the financial liability is recognized in profit or loss. The Corporation has adopted IFRS 9 on a retrospective basis without restating comparative periods as it was not possible to do so without the use of hindsight.

The standard does not have an impact on the Corporation’s results and may allow for simplified effectiveness testing going forward. The Corporation has determined that there is no effect on the current or prior year financial statements with regards to the adoption of IFRS 9. Please refer to note 3(c) for the Corporation’s revised financial instrument policy

The Corporation also adopted new amendments to the following accounting standards effective for our interim and annual consolidated financial statements commencing January 1, 2018. These changes did not have a material impact on our financial results.

•	IFRS 2, Share-based Payment; and
•	IFRIC Interpretation 22, Foreign Currency Translation and Advance Consideration

(b) Revenue recognition

The Corporation’s revenue is categorized as principal or other partner revenue, and is primarily generated through the sale of loyalty currencies, through services provided to loyalty partners’ program members, and through technology and marketing services provided to loyalty partners.

Contracts with customers
The Corporation records revenue from contracts with customers in accordance with the five steps in IFRS 15 as follows:

1.	Identify the contract with a customer;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price, which is the amount the Corporation expects to be entitled to;
4.	Allocate the transaction price among the performance obligations in the contract based on their relative stand-alone selling prices; and

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

5. Recognize revenue when or as the goods or services are transferred to the customer.

Principal Revenue
Principal revenue groups together several streams of revenue that the Corporation realizes in delivering goods or services to various loyalty programs and their customers. The following is a list of revenue streams and the related revenue recognition policy.

(i)

Reseller revenue is transactional revenue for the sale of loyalty currencies that occurs in contracts for which the Corporation takes a principal role in the retailing or wholesaling of loyalty currencies to loyalty program customers. The customer obtains control of the loyalty currency, and hence the performance obligation is satisfied, on completion of the transaction which aligns with the point in the time the loyalty currency is transferred and payment is received. The Corporation’s role as the principal in the transaction is determined by the contractual arrangements in place with the loyalty program partner and their members. In this instance, the Corporation has determined that it obtains control of the loyalty currency prior to transferring it to the customer, this is due in part to inventory risk that is assumed by the Corporation. Other factors considered in making the determination include the fact that the Corporation is primarily responsible for fulfilling the promise to provide the specified good, and often has discretion in establishing the prices for the specified goods. Revenue is recorded on a gross basis.

(ii)

Service revenue is transactional revenue for the provision of transfer and reinstate services provided to loyalty program members. The Corporation is primarily responsible for fulfilling the promise to provide the services. Transfer and reinstate service revenue is recognized at the point in time the transaction is completed, which is also when payment is received.

(iii)

Hosting services are provided to loyalty program partners throughout the term of the loyalty program partner agreement. In addition to hosting services, technical design and development work is performed at the commencement of a business relationship with a loyalty program partner. These technical design and development activities are set-up activities that do not transfer a service to the customer. Consequently, there is only one performance obligation in the arrangement. The Corporation receives up-front fees, which are recorded as deferred revenue, to cover the cost of setting up the loyalty program web interface and customizing the look and feel of the site to that of the loyalty program partner. The hosting services begin, and hence revenue recognition commences when the loyalty program partner website is functional. Revenue is recognized on a straight-line basis over the life of the term of the partner agreement. Costs that relate directly to the contract are capitalized to the extent that they are expected to be recovered and are amortized as the services are transferred.

(iv)

Customized technical design and development services are provided to loyalty program partners who require custom programming or web-design work. These services are distinct from hosting services provided to the loyalty program partner. Revenue is allocated to the customization services on the basis of relative stand-alone selling prices and recognized over time based on percentage-of-completion. Progress towards completion is generally measured based on the total hours incurred to date on a contract relative to the total estimated hours.

Other Partner Revenue
Other partner revenue is primarily transactional revenue for facilitating the sale of loyalty currencies or other goods or services to loyalty program members for which the Corporation takes an agency role. The Corporation’s role as an agent is determined by the contractual arrangement in place with the loyalty program partner and their members. In this instance, the Corporation has determined that it does not obtain control of the loyalty currency or other goods and services prior to transferring them to the customer, this is due in part to the absence of inventory risk. Other factors considered in making the determination include the fact that the Corporation is not primarily responsible for fulfilling the promise to provide the specified good and generally has limited discretion in establishing the prices for the specified goods. Revenue is recorded on a net basis.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

When deciding the most appropriate basis for presenting revenue on either a gross or net basis, both the legal form and substance of the agreements between the Corporation, its partners and their program members are reviewed to determine each party’s respective role in the transaction.

This determination requires the exercise of judgment. In making this assessment, management considers whether the Corporation:

•	acts on behalf of the loyalty partner or the program member in identifying the customer in certain arrangements;
•	controls the good or service being provided, prior to it being transferred to the customer;
•	has primary responsibility for providing the goods and service to the customer;
•	has inventory risk before or after the customer order
•	has discretion in establishing prices for the specified goods and services

(c) Financial instruments

All financial assets and financial liabilities are recognized on the Corporation’s consolidated statements of financial position when the Corporation becomes a party to the contractual provisions of the instrument.

(i) Classification and measurement of financial instruments

Under IFRS 9, the Corporation’s financial instruments are defined as follows:

Asset/Liability	Measurement
Cash and cash equivalents	Amortized cost
Restricted cash	Amortized cost
Funds receivable from payment processors	Amortized cost
Accounts receivable	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Payable to loyalty program partners	Amortized cost

Derivatives	Measurement
Expenditure derivatives	FVTOCI

Financial assets held at amortized cost require the asset to be measured using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Derivatives may be in an asset or liability position at a point in time historically or in the future. For derivatives designated as cash flow hedges for accounting purposes, the effective portion of the hedge is recognized in accumulated other comprehensive income and the ineffective portion of the hedge is recognized immediately in profit or loss.

(ii) Impairment of financial instruments

IFRS 9 requires impairment of financial assets to consider the expected lifetime credit losses at initial recognition, which is anticipated to result in earlier recognition of losses. IFRS 9 realigns hedge accounting to more closely reflect the Corporation’s risk management strategy.

(d) New standards and interpretations not yet adopted

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

The IASB has issued the following new standards and amendments to existing standards. These changes have not yet been adopted by the Corporation and could have an impact on future periods.

•	IFRS 16, Leases (effective January 1, 2019).

This new standard is described in detail in the Corporation’s 2017 audited consolidated financial statements. The Corporation continues to assess the impact of this standard on its consolidated financial statements and the Corporation is progressing with its implementation of this standard. As at the date of these condensed consolidated interim financial statements, there have been no significant changes to the disclosure related to the implementation of this standard that was included in the Corporation’s 2017 audited financial statements.

4. OPERATING SEGMENTS

The Corporation’s reportable segments are Loyalty Currency Retailing, Platform Partners, and Points Travel. These operating segments are organized around differences in products and services. Corporate costs have been allocated to each reportable segment.

The Corporation’s measure of segment profit or loss is represented by Adjusted EBITDA which is defined as net income as presented in the consolidated statement of comprehensive income but excludes income taxes, depreciation, amortization, foreign exchange gains and losses, impairment charges and stock based compensation. Segment profit or loss results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Assets and liabilities are not provided to the CODM at the operating segment level and are therefore not allocated to the operating segments for reporting purposes.

For the three months ended March 31,	Loyalty
2018:	Currency	Platform	Points	Total
	Retailing	Partners	Travel
Total revenue	86,607	2,037	466	89,110
Direct cost of principal revenue	75,448	134	12	75,594
Gross profit	11,159	1,903	454	13,516
Adjusted operating expenses[1]	4,710	2,167	1,913	8,790
Finance income	(77)	-	-	(77)
Adjusted EBITDA	6,526	(264)	(1,459)	4,803
Equity-settled share-based payment expense[1]				975
Income tax expense				862
Depreciation and amortization				866
Foreign exchange gain				(158)
Net income				2,258

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

For the three months ended March 31,	Loyalty
2017:	Currency	Platform	Points	Total
(restated, see Note 3)	Retailing	Partners	Travel
Total revenue	80,802	2,110	203	83,115
Direct cost of principal revenue	71,882	159	15	72,056
Gross profit	8,920	1,951	188	11,059
Adjusted operating expenses[1]	4,141	2,450	1,585	8,176
Finance income	(17)	-	-	(17)
Adjusted EBITDA	4,796	(499)	(1,397)	2,900
Equity-settled share-based payment expense[1]				673
Income tax expense				391
Depreciation and amortization				990
Foreign exchange gain				(6)
Net income				852

1Adjusted operating expenses comprise Employment Costs, Marketing and Communications, Technology Services and Operating Expenses excluding equity-settled share-based payment expense, which is included in Employment Costs in the consolidated statement of comprehensive income.

Enterprise-wide disclosures - Geographic information

	Three months ended
	2018		2017 (restated,
For the period ended March 31,			see Note 3)
Revenue
United States	$76,561	86%	$74,007	89%
Europe	8,773	10%	6,848	8%
Canada and other	3,776	4%	2,260	3%
	$89,110	100%	$83,115	100%

Revenue earned by the Corporation is generated from sales to loyalty program partners directly or from sales directly to members of loyalty programs with which the Corporation partners. Revenues by geographic region are shown above and are based on the country of residence of each of the Corporation’s loyalty partners. At March 31, 2018, substantially all of the Corporation's assets were in Canada.

Dependence on loyalty program partners

For the three month period ended March 31, 2018, there were three (2017 – three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate, sales to the members of these partners represented 67% (2017 – 69%) of the Corporation’s total revenue.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

5. CAPITAL AND OTHER COMPONENTS OF EQUITY

Authorized with no Par Value

Unlimited common shares
Unlimited preferred shares

Issued

At March 31, 2018, all issued shares are fully paid. The holders of common shares are entitled to receive dividends, if any are declared, and are entitled to one vote per share.

Accumulated other comprehensive income

Accumulated other comprehensive income is comprised of the unrealized gains/losses on foreign exchange derivatives designated as cash flow hedges. The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Normal Course Issuer Bid (“NCIB”)

On March 8, 2017, the Board of Directors of the Corporation approved a plan to repurchase the Corporation’s common shares. On August 9, 2017 the Toronto Stock Exchange ("TSX") accepted the Corporation’s notice of intention to make a normal course issuer bid to repurchase up to 743,468 of its common shares (the "2017 Repurchase"), representing 5% of its 14,869,374 common shares issued and outstanding as of July 31, 2017. The Corporation has entered into an automatic share purchase plan with a broker in order to facilitate the 2017 Repurchase.

The primary purpose of the 2017 Repurchase is for cancellation. Under the automatic share purchase plan, the Corporation may repurchase shares at times when the Corporation would ordinarily not be permitted to due to regulatory restrictions or self-imposed blackout periods. Repurchases will be made from time to time at the brokers' discretion, based upon parameters prescribed by the Corporation’s written agreement. Repurchases may be effected through the facilities of the TSX, the NASDAQ Capital Market ("NASDAQ") or other alternative trading systems in the United States and Canada. The actual number of common shares purchased and the timing of such purchases will be determined by the broker considering market conditions, stock prices, the Corporation’s cash position, and other factors.

In the three months ended March 31, 2018, the Corporation repurchased and cancelled 133,463 common shares (2017 – 9,300) at an aggregate purchase price of $1,444 (2017 - $70), resulting in a reduction of stated capital and contributed surplus of $499 and $945 respectively (2017 - $36 and $34). These purchases were made under the 2017 Repurchase and are included in calculating the number of common shares that the Corporation may purchase pursuant to the NCIB.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

6. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	For the three month period
	ended March 31,
Thousands of US dollars, except per share amounts	2018	2017
Net income available to common shareholders for basic and diluted earnings per share	$2,258	$852
Weighted average number of common shares outstanding – basic	14,474,625	14,869,477
Effect of dilutive securities – share-based payments	46,439	1,767
Weighted average number of common shares outstanding –diluted	14,521,064	14,871,244
Earnings per share - reported:
Basic	$0.16	$0.06
Diluted	$0.16	$0.06

a) Basic earnings per share

Earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year.

b) Diluted earnings per share

Diluted earnings per share represents what the net income per share would be if instruments convertible into common shares had been converted at the beginning of the period, or at the time of issuance, if later. In determining diluted earnings per share, the average number of common shares outstanding is increased by the number of shares that would have been issued if all share options with a strike price below the average share price for the period had been exercised at the beginning of the period, or at the time of issuance, if later. The average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased on the open market at the average share price for the year by using the proceeds from the exercise of share options. Share options with a strike price above the average share price for the period are not adjusted because including them would be anti-dilutive.

For the three months ended March 31, 2018, 221,573 options that were out of the money (2017 – 624,296) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive.

The average market value of the Corporation’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding during the three months ended March 31, 2018 and 2017.

7. SHARE-BASED PAYMENTS

As at March 31, 2018, the Corporation had two share-based compensation plans for its employees: a share option plan and a share unit plan.

Share option plan
Under the share option plan, employees, directors and consultants are periodically granted share options to purchase common shares at prices not less than the market price of the common shares for the preceding five consecutive days prior to the date of the grant. The options generally vest over a period of up to three years and expire at the end of five years from the date of grant. Under the plan, share options can only be settled in equity. On May 5, 2016, the shareholders of the Corporation approved a new share option plan which increased the number of options available to grant as described in the Management Information Circular dated March 2, 2016. The new share option plan changed the number of net options authorized to grant to be determined based on 10% of the larger of the outstanding shares as at March 2, 2016 or any time thereafter.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

The options available to grant as at March 31, 2018 are shown in the table below:

Shares outstanding as at March 2, 2016	15,298,602
Percentage of shares outstanding	10%
Net options authorized	1,529,860
Less: options issued and outstanding	(612,976)
Options available to grant - March 31, 2018	916,884

The options available to grant as at March 31, 2017 are shown in the table below:

Shares outstanding as at March 2, 2016	15,298,602
Percentage of shares outstanding	10%
Net options authorized	1,529,860
Less: options issued and outstanding	(705,269)
Options available to grant - March 31, 2017	824,591

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. The Corporation did not grant any share options during the three month period ended March 31, 2018 or the three month period ended March 31, 2017. Expected volatility is generally determined by the historical amount the Corporation’s daily share price fluctuated over the expected life of the option.

A summary of the status of the Corporation’s share option plan as of March 31, 2018 and 2017, and changes during the three months ended on those dates is presented below.

	2018		2017
		Weighted		Weighted
		Average		Average
	Number of	Exercise Price	Number of	Exercise Price
	Options	(in CAD$)	Options	(in CAD$)
Balance at January 1	615,843	16.00	723,995	$15.25
Expired and forfeited	(2,867)	15.94	(18,726)	14.63
Balance at March 31	612,976	16.00	705,269	$15.27
Exercisable at March 31	601,127	16.08	548,311	$16.26

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

As at March 31, 2018:

	Options outstanding			Options exercisable
			Weighted		Weighted
		Weighted average	average		average
		remaining	exercise	Number	exercise
Range of Exercise	Number	contractual life	price	of	price
Prices (in CAD$)	of options	(years)	(in CAD$)	options	(in CAD$)
$5.00 to $9.99	39,401	2.95	$ 9.89	39,401	$ 9.89
$10.00 to $14.99	352,002	2.06	$ 12.27	340,153	$ 12.27
$15.00 to $19.99	116,503	0.18	$ 15.98	116,503	$ 15.98
$20.00 and over	105,070	0.96	$ 30.84	105,070	$ 30.84
	612,976			601,127

As at March 31, 2017:

	Options outstanding			Options exercisable
			Weighted		Weighted
		Weighted average	average		average
		remaining	exercise	Number	exercise
Range of Exercise	Number	contractual life	price	of	price
Prices (in CAD$)	of options	(years)	(in CAD$)	options	(in CAD$)
$5.00 to $9.99	120,374	1.35	$ 9.79	94,105	$ 9.76
$10.00 to $14.99	358,669	3.06	$ 12.27	228,370	$ 12.33
$15.00 to $19.99	120,334	0.98	$ 15.98	119,944	$ 15.97
$20.00 and over	105,892	1.96	$ 30.84	105,892	$ 30.84
	705,269			548,311

Share unit plan
On March 7, 2012, the Corporation implemented an employee share unit plan, under which employees are periodically granted Restricted Share Units (“RSUs”). The RSUs vest either over a period of up to three years or in full on the third anniversary of the grant date. A total of 66,308 RSUs have been granted for the three months ended March 31, 2018 (2017 – 92,738 RSUs). As at March 31, 2018, 1,032,694 RSUs were outstanding (2017 – 547,971 RSUs).

		Weighted Average Fair Value
	Number of RSUs	(in CAD$)
Balance at January 1, 2018	711,936	$ 10.16
Granted	66,308	$ 13.76
Vested	(84,553)	$ 11.00
Forfeited	(2,867)	11.94
Balance at March 31, 2018	690,824	$ 10.34

		Weighted Average Fair Value
	Number of RSUs	(in CAD$)
Balance at January 1, 2017	480,302	$ 12.17
Granted	92,738	$ 9.21
Vested	(10,896)	$ 25.89
Forfeited	(14,173)	$ 12.80
Balance at March 31, 2017	547,971	$ 11.38

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

The fair value of each RSU, determined at the date of grant using the volume weighted average trading price per share on the TSX during the immediately preceding five trading days, is recognized over the RSU’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus.

Under the Share Unit Plan, share units can be settled in cash or shares at the Corporation’s discretion. The Corporation intends to settle all share units in equity at the end of the vesting period. To fulfill this obligation, the Corporation has appointed a trustee to administer the program and purchase shares from the open market on a periodic basis through a share purchase trust. There were 248,115 share units purchased by the trust at a cost of $2,804 during the three months ended March 31, 2018 (2017 - nil). During the three months ended March 31, 2018, 84,553 RSUs vested and were settled through the issuance of shares held in trust (March 31, 2017 – 10,896). As of March 31, 2018, 357,813 of the Corporation’s common shares were held in trust for this purpose (2017 – 73,937 shares held in trust).

The Corporation accounts for the share-based awards granted under both the share option and share unit plans in accordance with the fair value based method of accounting for equity settled share-based compensation arrangements per IFRS 2, Share-based Payment. The estimated fair value of the awards that are ultimately expected to vest is recorded over the vesting period as part of employment costs. The compensation cost for all share-based awards that has been charged against profit or loss and included in employment costs for the three month period ended March 31, 2018 is $975 (2017 - $673).

8. GUARANTEES AND COMMITMENTS

	Total	Year 1(3)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	$9,338	$2,116	$1,982	$1,894	$1,841	$1,505
Principal revenue(2)	276,120	128,899	141,988	5,233	-	-
	$285,458	$131,015	$143,970	$7,127	$1,841	$1,505

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2)

For certain loyalty partners, the Corporation guarantees a minimum level purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and Loyalty Partner. Management evaluates each guarantee at each interim reporting date and at the end of each contract year, to determine if the guarantee will be met for that respective contract year.

(3)	The guarantees and commitments schedule is prepared on a rolling 12-month basis. If a revenue guarantee has been met, it is removed from the principal revenue disclosure above.

9. SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended
For the three months ended March 31,	2018	2017

Decrease in funds receivable from payment processors	$8,672	$5,613
Decrease (increase) in accounts receivable	480	(1,727)
Decrease in prepaid expenses and other assets	128	44
Decrease in other assets	11	-
Decrease in accounts payable and accrued liabilities	(193)	(1,040)
Decrease in income taxes payable	(87)	(1,273)
Increase in other liabilities	28	286
Decrease in payable to loyalty program partners	(222)	(7,559)
	$8,817	$(5,656)

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

10. FINANCIAL INSTRUMENTS

Determination of fair value

The fair values of funds receivable from payment processors, accounts receivable, accounts payable and accrued liabilities and payable to loyalty program partners, approximate their carrying values at March 31, 2018 due to their short-term maturities.

Fair value hierarchy

The Corporation has determined the estimated fair values of its financial instruments based on appropriate market inputs and valuation methodologies and assumptions, as disclosed below. Considerable judgment is required to develop certain of these estimates. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies.

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

  Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
  Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
  Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the use of significant unobservable inputs are considered Level 3. The fair value of financial assets and financial liabilities measured at fair value in the consolidated balance sheet as at March 31, 2018 and December 31, 2017 are as follows:

As at March 31, 2018	Carrying Value	Level 2
Assets:
Foreign exchange contracts designated as cash flow hedges(i)	$165	$165
Liabilities:
Foreign exchange contracts designated as cash flow hedges(i)	(259)	(259)
	$(94)	$(94)

As at December 31, 2017	Carrying Value	Level 2
Assets:
Foreign exchange contracts designated as cash flow hedges(i)	$550	$550
Liabilities:
Foreign exchange contracts designated as cash flow hedges(i)	(43)	(43)
	$507	$507

(i)

The carrying values of the Corporation’s forward contracts are included in prepaid expenses and other assets and current portion of other liabilities in the condensed consolidated interim statements of financial position.

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POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

There were no material financial instruments categorized in Level 1 or Level 3 as at March 31, 2018 and December 31, 2017 and there were no transfers of fair value measurement between Levels 2 and 3 of the fair value hierarchy in the respective periods.

11. CREDIT FACILITIES

On June 30, 2017, the Corporation amended its bank credit facility agreement with Royal Bank of Canada to extend the expiry date of the credit facility. The following two facilities are available to the Corporation as of March 31, 2018:

  Revolving operating facility (“Facility #1”) of $8,500 available until May 31, 2018. The interest rate charged on borrowings from Facility #1 ranges from 0.35% to 0.75% per annum over the bank base rate.

  Term loan facility (“Facility #2”) of $5,000 to be utilized solely for the purposes of financing the cash consideration relating to acquisitions made by the Corporation. This facility is available until May 31, 2018. The interest rate charged on borrowings from Facility #2 ranges from 0.40% to 0.80% per annum over the bank base rate.

There have been no borrowings to date under these facilities. The Corporation is required to comply with certain financial and non-financial covenants under the agreement. The Corporation is in compliance with all applicable covenants on its facilities during the three months ended March 31, 2018.

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